September 22, 2010

VIA EDGAR

Mr. John Cannarella
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
703-813-6982 - facsimile

Re:           American Energy Production, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
File No: 0-50436

Dear Mr. Cannarella,

We appreciate the opportunity to respond to the comments of your letter dated July 22, 2010 and also the assistance provided by the comments towards enhancing our filings in accordance with applicable disclosure requirements.  Please find below our initial response to the items in the comment letter.

For 10-K for Fiscal Year Ended December 31, 2009

Item 9A Controls and Procedures, page 34

Management’s Annual Report on Internal Control over Financial Reporting, page 34

1.
Although the Company concluded there was a material weakness in the internal control over financial reporting, we did not properly clarify and disclose that the internal control over financial reporting was not effective.  The Company will ensure that for future filings, this is properly clarified and disclosed under the section Controls and Procedures as required.

Note 3 Summary of Significant Accounting Policies, page F-10

Oil and Gas Properties and Equipment, page F-11

2.
The Company incorrectly disclosed how depletion is calculated and recorded for its proved oil and gas properties.  We do utilize the policy required by ASC 932-360-35-7, which specifies that costs of wells and related equipment are to be depreciated over the life of proved developed reserves.  The Company will ensure that for future filings, the correct policy is disclosed.

Supplemental Oil and Gas Data (Unaudited), page F-30

Reserve Quantity Information, page F-30

3.	The following section should have been added to the Reserve Quantity Information:

“All of our information related to oil and gas reserves was compiled based on estimates prepared and reviewed by Cullen Thomas Consulting Geologist (“Thomas”) and we believe that they meet the requirements regarding qualifications. The reserves estimation is part of our internal controls process subject to Management’s annual review and approval.  No audit of the reserves was performed and the Thomas reserve report is included as Exhibit 32.1 to this Form 10-K filing. All of the subject reserves are located in the state of Texas.

Engineering Comments

Reserve Quantity Information, page F-31

4.	Please see the attached detailed Company response for this comment.

5.	Please see the attached detailed Company response for this comment.

We appreciate the opportunity to respond to the Commission’s comments as related to our filings as discussed above.  Thank you for your consideration.

Sincerely,

s/s Charles Bitters
Charles Bitters
Chief Executive Officer and Chief Financial Officer